August 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Charli Wilson, Attorney-Advisor Matthew Crispino, Attorney-Advisor Anastasia Kaluzienski, Staff Accountant Robert Littlepage, Accounting Branch Chief

Re:	Blue Chip Technologies Corp. Registration Statement on Form 10-12G Filed June 14, 2024, as amended File No. 000-56634

Ladies and Gentlemen:

We are submitting this letter on behalf of Blue Chip Technologies Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 7, 2024, relating to the Company’s Registration Statement on Form 10-12G (Registration No. 000-56634) filed with the Commission on June 14, 2024, as amended (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-12G/A filed July 24, 2024

Description of Business

Integration Into Products & Technology, page 9

1. We note your response to prior comment 2, and we reissue in part. Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology, including a timeline of when you anticipate the commercial launch of each product or service.

In response to the Staff’s comment, we have added additional language regarding products incorporating our technology, the stage of development of each, and where applicable an anticipated timeline of commercial launch.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2. We note your revisions in response to prior comment 4 and reissue our comment as certain financial information disclosed in your MD&A remains inconsistent with the financial statements. For example, on page 34 you indicate your net loss in 2023 increased as compared to 2022 when it decreased. In addition, on page 36 the total promissory notes payable at March 31, 2024 and December 31, 2023 do not agree with the respective amounts on the balance sheets.

In response to the Staff’s comment, we have updated the information to be consistent with the information in our financial statements and expanded some of the discussion.

Exhibit Index, page 47

3. Please refile Exhibit 3.1 in the proper text-searchable format. It was uploaded as an image. For guidance, refer to Item 301 of Regulation S-T.

In response to the Staff’s comment, we have refiled Exhibit 3.1, the Company’s Amended and Restated Articles of Incorporation, in text-searchable format.

Financial Statements

Balance Sheets, page F-2

4. We note the correction of errors in response to prior comments 6 and 8. In a separate footnote, clearly disclose errors have been corrected and fully comply with the disclosure guidance in ASC 250-10-50-7. In addition, on the face of your financial statements above the year-end 2023 and interim period 2024 columns, indicate that the information has been restated.

In response to the Staff’s comment, we have included additional disclosure to discuss the errors made and their impact on the financial statements for the periods presented, which are included in Note 4 on page F-9 and Note 4 on F-20. Further,  we have updated the face of our financial statements above the year-end 2023 and interim period 2024 columns.

Statement of Operations, page F-3

5. We note your response to prior comment 8 and reissue in part relative to the 38,944,965 shares of common stock issued for services valued at $7,788,993 in 2022.

In response to the Staff’s comment, we have added disclosure to disclose the 38,944,965 shares issued during 2022, which can be found in Note 11 on page F-12

6. Revise your income statement presentation of the loss on acquisition of intangible assets so that it is included within loss from operations. Refer to ASC 350-30-45-2.

In response to the Staff’s comment, we have revised the presentation of the loss on acquisition so that is now included in loss from operations consistent with ASC 350-30-45-2.

Statement of Stockholders' Deficit, page F-15

7. Please revise to correct the line-item caption for stock issued for intangible assets.

In response to the Staff’s comment, we have revised the line item for stock issued for intangible assets.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at andrew@bluechiptech.io.

Thank you for your courtesies,

/s/ Andrew Gaudet
Andrew Gaudet, COO

Cc: Jessica Lockett, Esq.